Exhibit 99.12

FIRST COBALT CORP MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (EXPRESSED IN CANADIAN DOLLARS)

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

General

This Management’s Discussion and Analysis of First Cobalt Corp. (“First Cobalt” or the “Company”) (“MD&A”) was prepared on November 29, 2021 and provides analysis of the Company’s financial results for the three and nine months ended September 30, 2021 and 2020. The following information should be read in conjunction with the accompanying consolidated financial statements for the three and nine months ended September 30, 2021 and 2020 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures are expressed in Canadian dollars unless otherwise stated. Financial Statements are available at www.sedar.com and the Company’s website www.firstcobalt.com.

Company Overview

First Cobalt Corp. was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia and on September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. In addition, the Company continues to exploration its Idaho mineral properties as a potential future source of North American cobalt and copper.

First Cobalt is a public company listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol FCC) and the OTCQX (under the symbol FTSSF). The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

Q3 2021 Highlights And Recent Events

Strategic Shift and Name Change to Electra Battery Materials

In November 2021, the Company announced that it was expanding its strategic plan beyond its original focus on cobalt. The Company’s new business model will focus on creating the only integrated battery materials park in North America, providing battery grade nickel and cobalt, recycled battery materials and precursor material to the North American electric vehicle battery supply chain.

To better reflect the Company’s vision, First Cobalt Corp. will change its name to Electra Battery Materials Corporation. The name change is subject to shareholder approval. The Company continues to develop and expand its hydrometallurgical refinery to become a significant global producer of cobalt sulfate as the first phase of its strategic plan.

Refinery Construction Financing Package

On September 2, 2021, the Company completed a combined secured convertible debt and brokered equity financing package with an aggregate value of approximately US$45 million to finance the construction of the Refinery. The financing package consisted of the following components:

•	An offering of US$37.5 million principal amount of 6.95% senior secured convertible notes due December 1, 2026 (the “Notes”) led by Cantor Fitzgerald & Co.; and

•	An overnight-marketed public offering of 38,150,000 common shares of the Company (the “Offered Shares”) at a price of $0.25 per common share led by BMO Capital Markets for gross proceeds of approximately C$9.5 million (approximately US$7.5 million) (the “Equity Offering”).

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

The initial conversion rate of the Notes is 4,058.24 common shares per US$1,000 of principal, representing a premium of approximately 25% over the price of the Equity Offering. The Equity Offering utilizes the remaining room available on the Company’s November 26, 2020 Base Shelf Prospectus.

The Holders of the Notes also held an option to purchase an additional aggregate total of US$7.5 million principal amount of Notes, issued at par, for 60 days from the announcement date. On October 22, 2021, this option was exercised in full and an additional US$7.5 million of Notes were issued on the same terms as the original Notes. The aggregate gross funding received by the Company since the start of September 2021 was approximately US$52.5 million.

The Notes bear interest at 6.95% per annum, payable in cash on a semi-annual basis and are secured by a first priority security interest in substantially all of the Company’s assets. This financing package provides the Company with the funding required to advance the construction of the Refinery and remain on track for first production in Q4 2022.

Refinery Advancement

The Company has continued to advance the refinery project in 2021 along its stated development timeline for first production in the fourth quarter of 2022.

In October 2021, the solvent extraction design and manufacturing contract was awarded to Metso Outotec, who are recognized as a world leader in sustainable solutions for mineral processing and metal refining. The solvent extraction equipment is the largest and most important equipment package for the refinery expansion project. Smaller contracts have also been awarded, including the solvent extraction plant earthworks, foundations and exterior building construction. The Company has signed contracts and purchase orders totaling approximately $30 million (US$24 million), including awarding the contracts for the two most expensive and longest-lead components of the refinery – the cobalt crystallizer and the solvent extraction plant.

In October 2021, the Company received its Air and Noise Environmental Compliance Approval from the Ontario Ministry of Environment, Conservation and Parks. This is the second of three permit amendments to be approved in Ontario. The third and final permit amendment, for industrial sewage works, has undergone community consultations and data review with the Ministry and have been formally submitted for final approval, which is expected shortly.

In November 2021, the Company announced a 30% increase in the design capacity of its cobalt crystallizer, which will result in installed capacity of 6,500 tonnes of annual cobalt production and an updated, project control capital budget of US$67 million for the project. With detailed engineering now significantly more advanced and numerous contracts and equipment orders finalized, this new capital budget is more defined and representative of the advancement of the project.

Battery Recycling Opportunities

The Company continues to review battery recycling as a growth opportunity for its refinery and to provide incremental cash flows to its planned baseload cobalt hydroxide feedstock processing. In the near-term, the Company is reviewing options to leverage its existing processing assets that will not be required for its cobalt hydroxide circuit to process black mass and recover payable metals. Longer-term, the Company intends to produce battery grade materials from black mass for reintroduction into the electric vehicle supply chain.

In July 2021, the Company announced it had successfully extracted nickel, cobalt, copper manganese, lithium and graphite from a black mass product recovered form recycled batteries with its laboratory partners at SGS Canada. Black mass represents the main chemical composition of the battery and is obtained after removal of the mechanical housing of the battery and then crushing the cathode and anode.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

A leading global engineering firm has been retained to study the leaching of black mass within the existing refinery. The study results are expected in Q4 2021.

Joint Venture with Kuya Silver

On September 1, 2021, Kuya Silver Corporation (“Kuya”) exercised its option to earn up to a 70% interest in First Cobalt’s remaining mineral rights in the Canadian Cobalt Camp. This option was pursuant to the transaction between Kuya and the Company that was completed in February 2021. Kuya issued 671,141 common shares at a 20-day VWAP of $1.49 per common share to exercise the option.

Over a 3-year earn-in period, Kuya will be required to make $1 million in additional payments to First Cobalt and invest $4 million in exploration activities on the properties to earn a 70% interest. Additional milestone payments would be made to First Cobalt in the event a significant silver mineral resource estimate is completed.

COVID-19 Impacts

Market volatility and economic uncertainty due to the COVID-19 pandemic have cast uncertainty over global economic activity levels. Despite pandemic-related market instability, the electric vehicle (EV) market continues to strengthen in Europe and around the world. The Company continues to advance its plans for the refinery and has not encountered any adverse affects relating to COVID-19 to date. Best practice protocols have been developed and implemented for on-site activity to ensure the health and safety of all personnel.

Notwithstanding the forgoing, global uncertainty related to the pandemic may present other challenges that are not known at the current time - such as supply chain interruptions or alteration of business plans by the Company’s strategic partners.

Outlook And Overview Of Current Programs

The Company’s vision is to provide sustainable battery materials to the electric vehicle industry. The Company owns two main assets – the First Cobalt Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States. It also controls a number of properties in Ontario known as the Cobalt Camp.

The Company has been progressing plans to create an integrated battery materials park in Ontario, Canada. The first phase of this plan involves recommissioning and expanding the First Cobalt Refinery with a view to becoming the only refiner of battery grade cobalt sulfate in North America. First Cobalt’s primary focus for 2021 is advancing the First Cobalt Refinery along its construction schedule and remaining on track for commissioning in late 2022. The second phase of the Company’s strategic plan involves the introduction of recycled battery materials (known as black mass) as additional feedstock for the refinery, with commercial, metallurgical, and engineering activities on potential incorporation of black mass into the refinery being conducted in parallel with the phase one expansion project. The Company has also increased exploration activity in Idaho.

As part of the Company’s strategic plan, it is committed to industry leading Environment, Social and Governance (ESG) principles and expects to have the greenest source of battery materials when in production. The Company has already released results of an independent life cycle assessment (LCA) that compares projected carbon emissions, water consumption and other environmental outputs against operating facilities in China. The Company’s hydroelectric-powered refinery scored favourably on the key environmental metrics. In 2022, the Company intends to join the Responsible Minerals Initiative and develop and report metrics that demonstrate is path to a low carbon facility.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

The outlook for First Cobalt’s North American assets is discussed below:

1.       The First Cobalt Refinery (Canada)

The Company is working towards restarting its wholly owned cobalt refinery in Ontario, Canada as the first phase in a multi-phase strategy to create North America’s only integrated battery materials park. In 2020, the Company announced the results of an engineering study on the expansion of the refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the refinery could produce 25,000 tonnes of battery grade cobalt sulfate annually (equating to 5,000 tonnes of contained cobalt), which would represent 5% of the total refined cobalt market and 100% of North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

The Company notes that the engineering study and the associated update were prepared by Ausenco Engineering under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study. The report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of First Cobalt. As a result, disclosure standards prescribed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by the Company, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101.

Subsequent to this study, additional engineering work, flow-sheet optimization and market analysis has been completed, certain equipment has been ordered and the Company has entered the full development phase of the refinery expansion project.

Additionally, in response to strong customer demand, the Company has invested in increased capacity for its cobalt crystallizer, which will result in installed capacity of 6,500 tonnes of annual contained cobalt production, a 30% increased from the engineering study design of 5,000 tonnes. Future permit amendments will be sought to permit this increased output level. The Company has also been reviewing opportunities to utilize black mass from recycled lithium-ion batteries as supplemental refinery feedstock, with a scoping study in progress.

As the Company’s plans to step up annual cobalt production to 6,500 tonnes and potentially incorporate black mass feed into the refinery operations are still being evaluated, the original economic outputs from the 2020 refinery engineering study should no longer be relied upon.

In the fourth quarter of 2020, the Company announced it had signed contribution agreements for $10 million in public funding from the Government of Canada and Government of Ontario to be used towards the refinery construction. In 2021, the Company has achieved several additional key milestones on its development path for the refinery, including:

•	January 2021	- Feedstock arrangements announced for 90% of initial production with Glencore and IXM
•	January 2021	- Commencement of pre-construction activities
•	March 2021	- Flexible, long-term cobalt sulfate offtake arrangement executed with Stratton Metals
•	September 2021	- Convertible note and equity financing for US$45 million to fund refinery construction
•	October 2021	- Solvent extraction design and manufacturing contract awarded to Metso-Outotec
•	October 2021	- Additional convertible notes of US$7.5 million issued to inject further funds
•	November 2021	- Increased cobalt crystallizer capacity and formalized new project capital budget

The construction remains on schedule to commission the expanded refinery in Q4 2022 and initially ramp-up to 5,000 tonnes of contained cobalt production per year. Ground excavation has commenced for the solvent extraction facility, and major equipment contracts have been awarded, with signed contracts and purchase orders totaling C$30 million (US$24 million). The project has now advanced beyond the study phase, with detailed engineering now significantly more advanced and numerous equipment orders finalized. Therefore, the Company has completed a new capital budget that is more defined and representative of the project. The updated capital budget is US$67 million, including a contingency amount of US$3.9 million. Approximately, US$5 million has been spent to date.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

The project capital table is provided below:

	Refinery Project	2021 Spend to	Spend Since	Remaining
US$ million	Capital Budget	Sept 30th	Sept 30th	Project Spend
Feed Prep, Leaching and Solvent Extraction	30.6	0.2	3.4	27.0
Crystallization and Sulfate Handling	9.4	1.4	-	8.0
Tailings, Site Services and Reagent Storage	7.6	-	0.1	7.5
Other Infrastructure	2.7	-	-	2.7
Project Management and Indirects	6.8	-	0.1	6.7
Spares, First Fills, and Owners Costs	6.0	0.1	0.2	5.7
Contingency	3.9	-	-	3.9
Total	67.0	1.7	3.8	61.5

Cash requirements for the refinery expansion from today through to commissioning are estimated at US$59 million, with a further US$3 million of the capital budget not expected to be paid until early 2023, based on anticipated payment terms.

The Company received approval for its Air and Noise permit and its Permit to Take Water. The Industrial Sewage Works permits has been submitted to the Ministry of the Environment, Conservation and Parks (MECP) and advanced consultation discussions have taken place. The Company expects to receive final approval for its Industrial Sewage Works permit amendment and its revised closure plan during the fourth quarter of 2021. These constitute all material environmental permits required for the expanded refinery.

The current estimated timeline to bring the refinery into production is outlined below:

•	Q4 2021 – Receive final permit amendment and closure plan approvals
•	Q4 2021 to Q4 2022 – On site construction activities
•	Q4 2022 – Refinery Commissioning

The Company continues to make progress towards achieving its objective of providing the world’s most sustainable battery materials for the electric vehicle market. The Company continues to work with engineering firms, its commercial partners, process experts and financial advisers to finalize and execute on the plans for its phase one recommissioning and expansion of the Refinery.

2.       The Iron Creek Project (USA)

Following the acquisition of US Cobalt in June of 2018, the Company commenced an extensive drill program at Iron Creek. The objectives were to define a maiden inferred resource estimate within a historically drilled area and to expand the resource along strike of the known mineralization and at depth. In October 2018, the Company filed a technical report supporting the maiden resource estimate for the Iron Creek Project in Idaho.

A second phase drill campaign was initiated to conduct infill drilling to upgrade a portion of the inferred resources to the indicated category for mine planning and to improve the confidence for future engineering studies. As a secondary priority, this campaign increased the resource along strike and at depth. However, as the cobalt price declined in 2018, the Company elected to suspend step-out drilling until market conditions improved. During 2019, the Company completed assaying work and further geological modeling to support a resource update, with a new technical report filed in early 2020.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

The 2020 technical report includes a new mineral resource estimate based on infill drilling and limited step-out drilling which includes the conversion of 49% of resources from the Inferred category to the Indicated category while also increasing the overall tonnage. The indicated resource is 2.2 million tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3 million pounds of cobalt and 29.1 million pounds of copper. The inferred mineral resource is 2.7 million tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7 million pounds of cobalt and 39.9 million pounds of copper.

Figure 1. Distribution of Indicated and Inferred cobalt-copper resources at Iron Creek (view from above)

Drilling to date has delineated a strike length of Iron Creek mineralization to nearly 900 metres and mineralization has also been traced to depth over 650 metres below surface. The mineralization remains open along strike and downdip. Management believes that there is potential to continue to expand the size of the Iron Creek resource. In Q4 2020, the Company completed a new geophysics program at the property which identified several new drill targets.

In June 2021, the Company announced the commencement of its 2021 Idaho exploration program encompassing 4,500 metres of drilling, geophysical surveys and bedrock geological mapping at a budgeted cost of $2.5 million. The Company’s objective over the next two years is to meaningfully increase the resource size at Iron Creek and advance the asset towards a development decision.

The Company further increased its property position around Iron Creek in May, with the acquisition of the West Fork Property and the announcement of the Redcastle Property earn-in agreement. Its now controls 1,820 hectares in the Idaho Cobalt Belt. In addition to increasing the resource size at Iron Creek, the Company plans to explore other prospective areas on its properties over the next few years.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

3.	The Cobalt Camp (Canada)

First Cobalt holds an interest in a significant land package in the historic silver-cobalt mining camp of Cobalt, Ontario.

On March 1, 2021, the Company announced the completion of a transaction with Kuya Silver Corporation to sell a portion of these properties outright and to potentially form a joint venture on the remaining mineral assets in the Canadian Cobalt Camp.

Key terms of the transaction were as follows:

•	Kuya acquired a 100% interest in the Kerr area properties (the “Kerr Assets”) for $1 million in cash and the equivalent of $3 million in Kuya shares based on the 20-day VWAP prior to the December 21, 2020 announcement date
•	Kuya had the right to exercise an option to earn up to a 70% interest in First Cobalt’s remaining Cobalt Camp assets (the “Remaining Assets”) over the next six months, upon payment of an additional $1 million with further payments and exploration expenditures required to reach the 70% interest level. This initial option was exercised on September 1, 2021, with the payment made in common shares of Kuya.
•	Kuya will make a milestone payment of $2.5 million upon completion of a maiden mineral resource estimate of at least 10 million silver equivalent ounces on either of the Kerr Assets or the Remaining Assets. The payment increases to $5 million should the resource exceed 25 million silver equivalent ounces.
•	First Cobalt will spend $1 million of the flow through proceeds it raised in August 2020 on eligible expenditures, split equally between the Kerr Assets and the Remaining Assets. Through September 30, 2021, approximately $0.9 million of this has been spent.

First Cobalt shall have a right of first offer to refine base metal concentrates produced at First Cobalt’s refinery as well as a back-in right for any discovery of a primary cobalt deposit on the Remaining Assets.

EXPLORATION AND EVALUATION ASSETS

The Company is focused on building a North American cobalt supply chain. The Company’s Iron Creek Project in Idaho, U.S. is its flagship mineral property and a new, upgraded resource estimate was published in January 2020. The Iron Creek property includes patented and unpatented claims totalling 1,820 hectares as well as 600 metres of underground drifting from three adits. Other cobalt-copper targets exist on the Company’s property away from the Iron Creek resource. While not a major focus of the Company’s exploration efforts in recent years, the Cobalt Camp properties are shown separately below due to their different geographic location.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	September 30,
	2020	Costs	Adjustments	Adjustment	to Held for Sale	2021
Iron Creek	$87,420,121	$118,625	$-	$-	$-	$87,538,746
Cobalt Camp, Ontario	1	-	-	-	-	1
Total	$87,420,122	$118,625	$-	$-	$-	$87,538,747

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	December 31,
	2019	Costs	Adjustments	Adjustment	to Held for Sale	2020
Iron Creek	$87,420,121	$-	$-	$-	$-	$87,420,121
Cobalt Camp, Ontario	1	-	5,638,693	65,980	(5,704,673)	1
Total	$87,420,122	$-	$5,638,693	$65,980	$(5,704,673)	$87,420,122

In 2020, the Company reversed a portion previously recorded impairment charges relating to the Cobalt Camp relating to its announced sale transaction with Kuya Silver Corporation.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the three months ended September 30, 2021, as well as the quarters spanning the most recently preceding fiscal years, are summarized as follows, reported in Canadian dollars except for per share amounts.

	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2020
	($)	($)	($)	($)
Financial Position
Current Assets	61,183,656	15,294,828	20,716,695	10,466,083
Exploration and Evaluation Assets	87,538,747	87,538,747	87,420,122	87,420,122
Total Assets	160,836,530	110,094,032	113,950,731	103,681,301
Current Liabilities	2,114,940	597,799	536,273	2,841,703
Long-term Liabilties	50,485,043	1,264,177	8,761,004	8,688,892

Operations
Exploration and evaluation expenditures	(1,211,988)	(416,154)	(146,347)	(290,457)
Salary and benefits	(606,306)	(559,211)	(417,057)	(644,950)
Consulting fees	(489,727)	(299,304)	(327,500)	(70,192)
Professional fees	(1,682,906)	(391,376)	(140,795)	(385,290)
Investor relations, marketing, and travel	(125,307)	(133,731)	(117,531)	(281,206)
Refinery and Associated Studies	(1,796,661)	(1,478,715)	(729,506)	(352,396)
Environmental Expenses	(299,212)	(129,062)	(257,222)	(488,930)
General and administrative	(146,024)	(61,303)	(86,401)	(36,021)
Share-based payments	(188,981)	(262,126)	(95,308)	(142,354)
Total Operating Expenses	(6,547,112)	(3,730,982)	(2,317,667)	(2,691,796)
Net (Loss) Gain	(10,502,113)	(6,407,856)	(2,510,183)	2,914,581
(Loss) Gain per Share	(0.02)	(0.01)	(0.01)	0.00

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

	September 30	June 30,	March 31,	December 31,
	2020	2020	2020	2019
	($)	($)	($)	($)
Financial Position
Current Assets	5,493,821	4,097,459	5,619,275	5,126,675
Exploration and Evaluation Assets	87,420,122	87,420,122	87,420,122	87,420,122
Total Assets	98,709,039	97,312,677	98,834,493	98,341,893
Current Liabilities	7,986,544	29,374	99,243	286,589
Long-term Liabilties	2,737,321	10,124,169	10,014,065	9,468,540

Operations
Exploration and evaluation expenditures	(73,677)	(32,384)	(18,719)	(130,035)
Salary and benefits	(279,753)	(540,201)	(304,634)	(328,729)
Consulting fees	(107,917)	(86,220)	(159,997)	(60,000)
Professional fees	(71,386)	(62,314)	(39,799)	(121,643)
Investor relations, marketing, and travel	(75,712)	(53,652)	(108,676)	(198,253)
Refinery and Associated Studies	(91,840)	(355,865)	(728,708)	(964,874)
Environmental Expenses	(312,986)	(164,380)	(171,570)	(151,790)
General and administrative	(110,290)	(63,625)	(105,838)	(137,028)
Share-based payments	(303,325)	(110,016)	(133,941)	(181,798)
Total Operating Expenses	(1,426,886)	(1,468,657)	(1,771,882)	(2,274,150)
Net Loss	(1,512,738)	(1,678,422)	(2,111,319)	(109,383,604)
Loss per Share	(0.00)	(0.00)	(0.01)	(0.30)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

The following are highlights from the Company’s results of operations for the three months ended September 30, 2021 and 2020:

•	Exploration and evaluation expenditures were $1,211,988 for the three months ended September 30, 2021, compared to $73,677 for the three months ended September 30, 2020. In 2020, there was limited exploration activity but there is now an active exploration program at Iron Creek. Cost associated with geophysics and preparing the site for drilling were key drivers of the increase this period. The Cobalt Camp assets also have active exploration occurring on them in conjunction with Kuya silver, with drilling and geologists costs the main driver of current period expenditures, which utilizes the flow-through funds raised in 2020.
•	Refinery and associated studies costs were $1,796,661 for the three months ended September 30, 2021, compared to $91,840 for the three months ended September 30, 2020. The costs incurred for the three months ended September 30, 2021 mainly relate to front-end engineering design costs as the Company ramps up engineering efforts to restart the refinery. As the Company has moved fully into the development phase of the project in September 2021, the majority of engineering costs incurred from September 2021 onward focus on project advancement to bring the refinery to its intended use and are being capitalized.
•	Salary and benefits were $606,306 for the three months ended September 30, 2021, compared to $279,753 for the three months ended September 30, 2020. The increase is a result of the Company expanding its workforce during 2021 with increased headcount at its corporate, refinery, and exploration sites.
•	Professional fees were $1,682,906 for the three months ended September 30, 2021, compared to $71,386 incurred during the three months ended September 30, 2020, due an increase in legal and advisory costs related to the issuance of the convertible notes.
•	Environmental expenses were $299,212 for the three months ended September 30, 2021, compared to $312,986 for the three months ended September 30, 2020. The decrease was the result of onboarding new environmental personnel in 2021 allowing the Company to reduce the use of external environmental consultants in some areas.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

•	Consulting fees were $489,727 for the three months ended September 30, 2021, compared to $107,917 for the three months ended September 30, 2020. The increase was due mainly to financial advisory fees paid in relation to the Company’s refinery financing process.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

The following are highlights from the Company’s results of operations for the nine months ended September 30, 2021 and 2020:

•	Exploration and evaluation expenditures were $1,774,489 for the nine months ended September 30, 2021, compared to $124,780 for the nine months ended September 30, 2020. The increase is driven by active exploration programs at both Iron Creek and Cobalt Camp.
•	Refinery and associated studies costs were $4,004,882 for the nine months ended September 30, 2021, compared to $1,176,413 for the nine months ended September 30, 2020. The costs incurred for the nine months ended September 30, 2021 mainly relate to front-end engineering design costs as the Company ramps up engineering efforts to restart the refinery.
•	Salary and benefits were $1,582,574 for the nine months ended September 30, 2021, compared to $1,124,588 for the nine months ended September 30, 2020. The increase is a result of the Company expanding its workforce during 2021.
•	Professional fees were $2,215,077 for the nine months ended September 30, 2021, compared to $173,499 incurred during the nine months ended September 30, 2020 due an increase in legal costs, transaction costs and accounting costs. The legal and transaction costs mainly relate to fees paid for the convertible note process completed in September 2021. As the Company ramps up its refinery restart, legal fees have increased to review vendor contracts.
•	Environmental expenses were $685,496 for the nine months ended September 30, 2021, compared to $648,936 for the nine months ended September 30, 2020. These costs relate to work performed on the permit amendments for the refinery expansion.
•	Consulting fees were $1,116,531 for the nine months ended September 30, 2021, compared to $354,134 for the nine months ended September 30, 2020. The increase was the result of an advisory fee paid to Cormark Securities Inc. relating to the Kerr assets sale to Kuya Silver Corp, and cost incurred in relation to due diligence activities and financial advisory fees for the Company’s financing processes.

CAPITAL STRUCTURE

As of the date of this MD&A, the Company has 551,110,076 common shares issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 22,946,123 and 15,418,335 common shares, respectively. The Company currently has 3,173,949 Deferred Share Units (DSUs), 1,14,791 Restricted Share Units (RSUs), and 1,575,000 Performance Share Units (PSUs) issued under its Long-Term Incentive Plan.

During the three months ended September 30, 2021, 781,250 warrants of the Company were exercised for gross proceeds of $164,063. No warrants expired during the three months ended September 30, 2021.

During the nine months ended September 30, 2021, 28,245,859 warrants of the Company were exercised for gross proceeds of $6.2 million. The Company also issued a total of 17,658,480 share purchase warrants in conjunction with the bought deal financing. During the nine months ended September 30, 2021, a total of 400,000 warrants expired.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

The following warrants were outstanding at the date of this report:

		Number of
		warrants	Weighted Average
Grant Date	Expiry Date	outstanding	Exercise Price
August 27, 2020	August 27, 2022	5,287,643	$0.21
January 22, 2021	January 22, 2023	15,766,500	$0.50
January 22, 2021	January 22, 2023	1,891,980	$0.31
		22,946,123	$0.42

The following incentive stock options were outstanding and exercisable at the date of this report:

	Options Outstanding			Options Exercisable
		Weighted
	Number of Shares	Average	Weighted	Number of	Weighted
Exercise	Issuable on	Remaining Life	Average	Shares Issuable	Average
Price	Exercise	(Years)	Exercise Price	on Exercise	Exercise Price
$0.14	3,003,335	2.93	$0.14	1,826,668	$0.14
0.14	2,016,667	3.78	0.14	550,000	0.14
0.15	500,000	3.91	0.15	250,000	0.15
0.16	350,000	3.01	0.16	233,333	0.16
0.18	1,000,000	2.39	0.18	1,000,000	0.18
0.27	400,000	2.07	0.27	400,000	0.27
0.35	575,000	4.55	0.35	-	0.35
0.35	250,000	5.11	0.35	-	0.35
0.36	1,100,000	1.99	0.36	1,100,000	0.36
0.36	1,000,000	3.99	0.36	1,000,000	0.36
0.41	100,000	3.39	0.41	-	0.41
0.49	1,973,333	1.74	0.49	1,973,333	0.49
0.52	450,000	1.34	0.52	450,000	0.52
0.66	1,500,000	0.42	0.66	1,500,000	0.66
0.69	1,200,000	0.67	0.69	1,200,000	0.69
	15,418,335	2.50	$0.34	11,483,334	$0.39

During the three months ended September 30, 2021, the Company did not issue any Options, DSUs, PSUs or RSUs.

During the nine months ended September 30, 2021, the Company issued 675,000 Options, 248,980 DSUs, 263,456 RSUs, and 1,575,000 PSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The RSUs vest over a 2-2.5-year period and are expensed consistent with their vesting period. The PSUs vest over a 2 year period and are expensed consistent with their vesting period.

Subsequent to quarter-end, in November 2021, 250,000 Options and 50,000 RSUs were issued to new employees of the Company. A further 35,714 DSUs were issued to a Director as compensation for their services.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

CAPITAL RESOURCES

The Company manages its capital structure to maximize its financial flexibility, making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this, given the relative size of the Company, is appropriate.

The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets. With the closing of the Notes on September 2, 2021 and the associated Additional Notes issued on October 22, 2021, the Company now has added a debt component to its capital structure.

In addition to its cash on hand, the Company also has executed contribution agreements with the Government of Ontario and Government of Canada for aggregate funding towards the refinery construction of $10 million. With the completion of the Note Offering (inclusive of the Additional Notes) and Equity Offering, the Company’s current working capital on hand, in aggregate with the government investments, will provide the funding required to substantially finance the estimated construction costs of the refinery. The Company will still require a working capital facility to cover the feedstock purchase cycle through to the sale of final cobalt sulfate and to meet minimum liquidity requirements under the Note Offering and is in discussions with working capital finance providers.

LIQUIDITY

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and asset advancement requirements. the company has financed its refinery construction project with a combination of debt instruments and the sale of share capital. During the third quarter of 2021, the Company completed a combined convertible note and equity financing package for gross proceeds of approximately $56 million (US$45 million).

At September 30, 2021, the Company had cash of $61,183,656 (December 31, 2020 - $4,174,296) and working capital of $62,815,365 (December 31, 2020 – $7,624,380). This figure does not include the committed $10 million of Government investments. Subsequent to quarter-end, in October 2021 the Company issued US$7.5 million of additional convertible notes at the same terms of the original Notes, injecting further cash resources into the Company.

To maintain liquidity, the Company issued common shares for cash proceeds during the nine months ended September 30, 2021 as follows:

•	On January 22, 2021, the Company completed a bought deal by issuing 31,533,000 Units at a Unit price of $0.31 for gross proceeds of $9.78 million. Each Unit consists of one common share in the share capital of the Company and one-half of one common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.50 for a period of two years. The transaction costs associated with the issuance were $928,826, and an additional 1,891,980 Warrants valued at $250,354 were issued to the broker at a price of $0.31 for a period of two years.
•	During the first nine months of 2021, the Company issued 28,245,859 common shares for gross proceeds of approximately $6,216,494 for exercised warrants. There were no significant transaction costs associated with these issuances.
•	The Company also issued 1,007,913 common shares resulting from the exercise of options, DSUs and RSUs during the first nine months of 2021. The total proceeds from the option exercises were $50,400.
•	On June 22, 2021, the Company issued 225,000 shares for the acquisition of exploration & evaluation assets in Idaho, USA.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

•	On July 23, 2021, the Company issued 435,000 common shares at a price of $0.323 per share for gross proceeds of approximately $136,290 under its ATM program. The transaction costs associated with this issuance was $4,215, which reflect the commissions paid to Cantor Fitzgerald.
•	On September 2, 2021, the Company issued 38,150,000 common shares at a price of $0.25 per common shares for total gross proceeds of $9,537,500 via a public equity offering under the Company’s base shelf prospectus. The transaction costs associated with this issuance were $584,750.

Additionally, in February 2021, the Company launched an ATM Program to allow for the issuance of up to $10 million of common shares from treasury. There were no issuances of shares under the ATM Program during the first quarter of 2021. During the second quarter of 2021, the Company has issued a total of 1,588,500 common shares under the ATM Program at an average price of $0.3436 per share, providing gross proceeds of $529,396. A commission of $16,373 was paid to Cantor Fitzgerald in relation to these distributions. During the third quarter, the Company issued 435,000 common shares at a price of $0.323 per share for gross proceeds of approximately $140,505 under its ATM program. The transaction costs associated with this issuance was $4,215 which reflect the commissions paid to Cantor Fitzgerald. The ATM Program was terminated during the third quarter of 2021.

At September 30, 2021, the principal amount of debt outstanding relating to the convertible notes was US$37.5 million. If no conversion takes place, the principal balance will be due in full on December 1, 2026. The convertible note is split between a host debt component and an embedded financial derivative liability component on the balance under IFRS. On October 22, 2021, an additional US$7.5 million of convertible notes were issued, bringing the total notes issued to US$45 million.

Subsequent to quarter-end, the Company received conversion notices for US$4 million of principal for its outstanding convertible notes. In line with the conversion terms in the Note Indenture, a total of 16,232,960 common shares were issued and cash make-whole interest payments of US$0.5 million were made. The total outstanding principal balance of the notes is currently US$41 million.

The total costs of the activities required to advance the refinery are expected to be funded primarily through cash on hand and the contributions from the Government of Ontario and Government of Canada.

	Nine months ended	Nine months ended
	September 30,	September 30,
(expressed in Canadian Dollars)	2021	2020
Cash Flows used in operating activities	$(11,993,732)	$(4,150,473)
Cash Flows provided by (used in) investing activities	(1,948,605)	11,500
Cash Flows provided by financing activities	70,364,947	4,433,362
Changes in cash during the period	56,422,610	294,389
Effect of exchange rates on cash	586,750	3,853
Cash – Beginning of the period	4,174,296	4,419,642
Cash – End of the period	$61,183,656	$4,717,884

Cash used in operating activities was $11,993,732 during the nine months ended September 30, 2021, compared to $4,150,473 used in operating activities during the nine months ended September 30, 2020. The increase in cash used in operating activities was driven primarily by increased refinery engineering and permitting costs, and additional legal, advisory, and transaction costs associated with the Company’s financing process.

Cash used in investing activities was $1,948,605 during the nine months ended September 30, 2021, compared to $11,500 provided by investing activities during the nine months ended September 30, 2020. The increase in cash used in investing activities was driven mainly by milestone payments made for the cobalt crystallizer equipment which will be utilized in the expanded refinery.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Cash flows provided by financing activities were $70,364,948 during the nine months ended September 30, 2021 compared to the $4,433,362 from financing activities during the nine months ended September 30, 2020. The 2021 inflow was related to proceeds from the Company’s January 2021 bought deal financing, exercise of warrants and options, and Note Offering and Equity Offering that closed in September 2021.

The Company has sufficient cash on hand to cover normal operations for a number of years. With the completion of the Note Offering and Equity Offering, the further US$7.5 million of Additional Notes issued in October 2021 and the committed Government funding, the Company currently has substantially all the funding required to cover the estimated refinery project construction capital costs.

COMMITMENTS

The committed cash outflows associated with the Company’s Notes is summarized below:

			Total
	Interest	Principal	Commitments
Current	3,360,163	-	3,360,163
1 - 5 years	13,449,859	-	13,449,859
Thereafter	570,767	47,685,375	48,256,142
Total	$17,380,789	$47,685,375	$65,066,164

In connection with the current refinery work plan, the Company has signed contracts with numerous vendors. A number of these contracts are for engineering work and other services that are billed on a time and materials basis, and thus if work is stopped there is no financial exposure to the Company other than paying for hours worked for these contracts. Subsequent to quarter-end, the Company has signed formal contracts for certain equipment and physical assets such as the solvent extraction equipment, cobalt crystallizer, and the exterior building for the solvent extraction plant. These new contractual commitments, for which the Company is contractual committed to pay in full, total approximately $16 million.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the refinery, a liability of $926,321 has been recorded, linked to a currently filed closure plan. In relation to the refinery closure plan, an amount of $937,550 is on deposit with the Ministry of Energy, Northern Development, and Mines as financial assurance.

For the Cobalt Camp exploration properties, the Company has recorded a reclamation liability of $337,856 as at September 30, 2021 representing the best estimate of the associated rehabilitation work.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Key Management Personnel Compensation

During the nine months ended September 30, 2021 and 2020, the Company paid and/or accrued the following fees to management personnel and directors:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Management	$418,269	$398,562	$1,104,121	$970,070
Directors	48,935	52,026	142,307	136,469
	$467,204	$450,588	$1,246,428	$1,106,539

During the three months ended September 30, 2021 the Company had share-based payments made to management and directors of $134,795 (September 30, 2020 - $105,551).

During the nine months ended September 30, 2021 the Company had share-based payments made to management and directors of $399,845 (September 30, 2020 - $499,069). As at September 30, 2021 the accrued liabilities balance for related parties was $112,500 (December 31, 2020 - $361,500), relating only to the timing of normal course director and management compensation.

OFF BALANCE SHEET ARRANGEMENTS

The Company currently has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels.

The hierarchy is as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 fair value measurements are those derived from inputs that are unobservable inputs for the asset or liability.

The fair value of cash approximates the carrying value due to the short-term maturity. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short-term maturity of these instruments.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations with cash. The Company is expected to able to satisfy obligations in the near term with its cash balances. With the Company issuing convertible notes during the quarter, it now has future obligations to pay semi-annual interest payments and the principal upon maturity. The Company expects to settle this obligations with cash flows generated by refinery operations.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and receivables. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality financial institutions.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. With the Company’s debt with Glencore now extinguished, there is not current interest rate risk present. The Company’s convertible notes bear interest at a fixed interest rate.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s new convertible notes are denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments for these convertible . The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

BUSINESS RISKS AND UNCERTAINTIES

There are many risk factors facing companies involved in the resource industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Financing

The Company has raised funds through equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the First Cobalt Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company will manage this risk through contracting technical experts on metallurgy and engineering to support refinery process decisions.

Ability to meet Debt Service Obligations

The Company now has debt service obligations arising from the Notes, which include ongoing coupon payments and payment of principal at maturity. In the event the refinery construction is not completed as planned or sufficient cash flow from refinery operations is note generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. In this event, the assets pledged may be transferred to the lenders.

Global Pandemic

The ability for the Company to source financing, equipment and construction and operation personnel for its refinery may be impacted by the COVID-19 global pandemic. At present, the Company has not encountered any adverse consequences. The ultimate impacts of the current pandemic are not known, but could have significant impacts on the Company’s ability to attract financing and advance its assets.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

Commodity Prices

The Company is in the business of mineral exploration and as such, its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company has not entered into any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects. Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Additional information on risks and uncertainties relating to First Cobalt’s business is provided in First Cobalt’s Annual Information Form dated April 15, 2021 under the heading “Risk Factors”.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

The areas requiring a significant degree of judgement are outlined in the Company’s most recent annual financial statements. With the completion of the Notes, there is a new area requiring significant judgement that impacts the Company’s condensed interim consolidated financial statements, as outlined below:

Notes Payable and Financial Derivative Liability

Notes payable and financial derivative liability values involve significant judgement and estimation. The Company estimates the value of the note payable at inception and it is carried at amortized costs, whereas the fair value of the financial derivative liability is reviewed and adjusted on a quarterly basis. Factors considered in the amortized cost of the notes payable and the fair value of the financial derivative liability are the risk free rate, share price volatility, credit spread, effective interest, and foreign exchange fluctuations.

There are no other new areas requiring significant judgement that impacted the Company’s condensed interim consolidated financial statements.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended September 30, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures that as of September 30, 2021, the Company’s disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and future plans and objectives of Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the refinery, future exploration programs, liquidity and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that Management’s beliefs, estimates, opinions or other factors should change except as required by law.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

These statements are based on a number of assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.